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                                             Filed by: OSI Pharmaceuticals, Inc.
      Pursuant to Rule 425 under the Securities Exchange Act of 1933, as amended

                                            Subject Company: Cell Pathways, Inc.
                                                   Commission File No.: 00024889
                                       Conference Call held on February 10, 2003

Set forth below is the portion of the transcript of a conference call held on February 10, 2003 in which Dr. Colin Goddard, Chief Executive Officer Of OSI Pharmaceuticals, Inc., discussed the proposed merger of OSI Pharmaceuticals, Inc. and Cell Pathways, Inc., as announced in a press release, dated February 10, 2003.

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[Operator] Good morning and welcome ladies and gentlemen to the OSI
Pharmaceuticals first quarter earnings release conference call. At this time I'd like to inform you that this conference is being recorded and that all participants are in a listen only mode. At the request of the company we will open up the conference for questions and answers after the presentation. I would now like to turn the call over to Dr. Colin Goddard, Chief Executive Officer. Please go ahead Sir.

[Dr. Goddard] Good morning and welcome to the OSI quarterly call. Most of you of course will be aware that we issued a significant press release this morning concerning an agreement we signed to acquire Cell Pathways. We do intend to provide a briefing on that transaction as well as part of this call but first I'm going to ask Bob to take us through the quarterly statement and the principal financial information that we intended to communicate as part of the regular call.

I will remind you before we begin that information provided in this conference call will contain some forward looking statements including factors relating to the Cell Pathways transaction which will include amongst others the ability of Cell Pathways to obtain shareholder approval being something of course that is indeterminate at the moment. Any other factors we refer to can be summarized and viewed in detail in our SEC filings. So Bob why don't you take us through the quarterly numbers.

[Bob Van Nostrand discusses quarterly information.]

I want to provide a little bit of information about the merger first, the way you can find it. We will file with the Securities and Exchange Commission a registration statement on Form S-4. The registration statement will include a proxy statement of Cell Pathways for a meeting of its stockholders to consider and vote upon the proposed merger. The registration statement will also serve as a prospectus of OSI with respect to the shares of OSI to be distributed to stockholders of Cell Pathways in the proposed transaction. OSI and Cell Pathways will file the proxy statements/prospectuses with the SEC as soon as it is practicable. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION, WHEN IT BECOMES AVAILABLE, AND ANY OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY
WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI, CELL PATHWAYS, THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain a free copy of the proxy statement (when it is available) and other documents filed by OSI at the SEC's web site at http://www.sec.gov. In addition, you may obtain documents filed with the SEC from OSI free of charge by requesting them in writing to the Company.



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So, this morning we were delighted to announce what we believe to be an outstanding transaction for OSI in the form of the agreement to acquire Cell Pathways via a stock for stock merger valued at approximately $32 million. OSI will exchange .0567 shares of OSI paid for every share of Cell Pathways upon closing of the transaction, which is of course subject to Cell Pathways stockholder approval which we estimate will occur by late Spring of 2003. Based on the closing price of OSI last Friday this represents $0.80 per share front end transaction, a 58% premium to Cell Pathways' closing price on Friday and, of course, you will have seen from the announcement, there is an additional form of consideration being offered by the Company in the form of a contingent value right through which each share of Cell Pathways may be eligible for an additional .04 shares of OSIP in the event of a successful filing of an NDA for either of the two Cell Pathways' leading clinical candidates, Aptosyn(R) or CP461. Lazard Freres & Co. served as the financial advisor to OSI on this transaction.

Now as you are aware from our continuing communication over the last 2 years or so, a key corporate development goal has been to add both oncology products and broaden and strengthen our clinical pipeline. Also, as part of an internal strategic planning exercise, we at the Company have identified Apoptosis as a key field for cancer research and development. We believe that with the signing of our agreement to acquire Cell Pathways we have continued to address these needs and will continue to do so on an ongoing basis. Cell Pathways has been on our "watch and wait" list for some time now. It became apparent to us at the back end of last year that a deal may be possible. And it also emerged that this was a competitive and fast moving process. Once we had made a diligent determination that the core science behind the Cell Pathways platform was both credible and exciting we set out to ensure that this undervalued company became part of OSI.

We believe we have achieved a great deal for the shareholders of OSI, but also for the shareholders of Cell Pathways. After the disappointment of a "non-approvable" letter for Aptosyn(R) in the colonic polyosis indication Cell Pathways has perhaps been widely viewed as a "fallen angel," and unfortunately they lack the financial resources and probably the depth of clinical and regulatory expertise to draw out the value that we believe and they believe to be inherent in their programs

OSI has both the financial resources and the clinical and regulatory expertise to maximize these assets. The key pipeline compounds Aptosyn(R) and CP461 plug a pipeline gap for us and further complement and balance our clinical pipeline behind Tarceva(TM) by adding a pro-apoptotic part portfolio to our receptor tyrosine kinase inhibitors and next-generation cytotoxics.

In addition, the product Gelclair(TM) provides OSI with its first approved product in the form of a quality device that we believe addresses a very significant unmet clinical need in oncology - that of managing oral mucositis, a common side effect of aggressive chemotherapy and radiotherapy. A discounted cash flow analysis of our quarterly revenue projections of up to $25-30MM per year within 5 years for Gelclair(TM) alone gets us a long way towards justifying the front end costs of this deal. If you add the valuation or any form of valuation for Aptosyn(R), CP461, a very comprehensive and impressive intellectual property estate surrounding these assets and a small library of focused phosphodiesterase diastrade inhibitors, we believe this is a strong deal for OSI shareholders. We believe the upside of an OSI post-deal with the combined pipelines, cash, skill sets and of course Tarceva(TM) also make it an attractive deal for CLPA shareholders.


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This was as we mentioned a competitive process and equity was the preferred currency of the board and management of Cell Pathways who it should be stated really believe in their technology and wanted their shareholders to participate in the upside with a company that could maximize the potential for this to occur. We did not lightly use our stock, which we consider is also very and unreasonably undervalued. That we did should be taken as a measure of a high hurdle rate that this deal had to overcome in order for us to pull the trigger internally. We believe the deal warrants the modest 5.7% pro-forma ownership of shares given up to Cell Pathways shareholders and the CVR was a way of providing upside value in an additional form to the same shareholders. If we have an NDA within a 5 year period of the CVR we will happily accept the additional modest dilution. The exchange ratio for the deal was set at an OSIP stock price of $15 per share, therefore we will issue 2.2 million shares in the transaction bringing our total shares outstanding to approximately 38.7 million.

We have, as we said, identified apoptosis as one of our key areas of future investment in anti-cancer drug development. We see the elucidation of the cGMP phosphodiesterase pro apoptotic pathway as an innovative and emerging approach which could allow us to establish a leadership position in the development of pro-apoptotic anti-cancer drugs. Although not broadly researched the labs involved in this area (namely Professor Weinstein's lab at Columbia and Dr. Paul Bunn recently elected to serve as president of ASCO out in Colorado) are quality investigators that we believe lend significant credibility the approach significant credibility.

The tie-in of cGMP phosphodiesterase 1, 2 & 5 inhibition to sustained protein kainse G activation, phosphorylation of MEKK and induction of apoptosis pathway through the N-terminal c-Jun kinase pathway has only been elucidated in the last 2 years. And our technical diligence has concluded that this is both a credible and indeed an exciting piece of science.

We see Aptosyn(R) as a credible prototype molecule for the class. While it was rejected in the polyposis indication it did elicit indications of biological activity and was well tolerated. Additionally, there is credible pre-clinical data supporting the combination of Taxotere(R) and Aptosyn(R) in orthotopic lung models in rats. However, the drug is not very potent and there is no phase II data so we have assigned internally a higher than normal risk to the project than we would typically do so for a phase III program. None-the-less the trial is a 600 patient randomized, controlled study testing Aptosyn(R) in combination with taxotere for the treatment of advanced non-small cell lung cancer. If the primary survival end-point is met we will be in a strong position. The timeline for the program is running at least 6 months behind Tarceva(TM) so we do not see any impact on our major focus on the projected Tarceva(TM) filing date either.

Moving to CP461. This is a significantly more potent molecule than Aptosyn(R) in terms of CGMP pofphodiesterose inhibition has activity as a single agent and in combination with chemotherapy in a pre-clinical setting. The molecule has thus far shown itself to be well tolerated in clinical studies. And in addition we see encouraging hints of activity, especially in inflammatory bowel disease (or
IBD) even though we do not believe the dose is yet fully optimized. Pre-clinical activity against prostate cancer cells and the generalized anti-cancer activity we would expect from an agent with this mechanism of action lead us to conclude that we will add another agent with the potential to be a blockbuster to our pipeline should the basic science prove to translate into the clinical setting. We will continue the existing phase I continuation study and phase
IIa clinic cancer studies with a view to optimizing dose and screening for initial hints of activity but of course not yet decide fully upon our plans for a full-fledged phase II program.


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We also find the initial indications of activity in IBD to be intriguing and expect to continue this program. While we would probably seek a co-promote agreement to sell into this indication we have not yet determined the best way to develop this alongside the other cancer indications for the drug.

Beyond the science, we find Gelclair(TM) to be a compelling niche product which addresses a significant unmet need medically in the form oral mucositis. We also certainly do not discount the value of net revenue estimates of $25MM/yr plus to OSI within 3-5 years on our operating statement. From a financial perspective the prospective revenue flows can justify a significant proportion of the value of the acquisition. However, we have not done the deal for Gelclair(TM) alone and see it as a strong value add to an acquisition of a technology platform with outstanding potential. We do not believe this product alone justifies our building of a sales force, despite this being an ongoing goal for the Company. The product was recently partnered with Celgene in the cancer setting and the John O. Butler Company in the dental arena. Both report positive feed-back from the field on the product. However, both deals are too recent for it to be easy for us to assess traction in the marketplace just yet. We have responsibility to support marketing with Celgene and look forward to getting together with the Celgene team to discuss ways in which we might optimize performance of this product.

We do not believe the deal will have a significant impact on our ongoing cash burn beyond fiscal 2003 and we expect to benefit from Gelclair(TM) revenues in later years. The deal will have a near term cash impact of approximately $25- $30MM in fiscal 2003 as we fully assimilate these assets. However, our baseline forward projections of spend are based upon risk adjusted models of success of our overall pipeline and we expect these assets which we propose to acquire in this transaction to have been largely assimilated into our overall planning by fiscal 2004 with cash flow from Gelclair(TM) largely offsetting any continued incremental spend. Ongoing staff hired out of the transaction will largely fit within our existing hiring plan. In this regard we do not intend to operate an additional site in Horsham long term. We will closely work with the Cell Pathways management to help facilitate our ability to recruit key talent including certain research senior execs and will provide appropriate incentives to effect a smooth transition. It is unfortunately unlikely that we will retain all Cell Pathways employees but details of a transition and recruiting plan have yet to be finalized. OSI has a culture of treating employees with fairness and respect. We expect to do so through the course of this transaction. We have also agreed to engage the senior execs, including the CEO, CFO and head of R&D in consulting agreements to assist in the management of the transition but do not anticipate adding to our executive management team or to our Board of Directors as a result of this transaction

In summary we believe we have executed a fine deal for both the shareholders of OSIP and their counterparts at Cell Pathways. Consider that OSI's pro-forma portfolio pipeline following closing would consist of an FDA approved product in Gelclair(TM), two phase III candidates in Tarceva(TM) and Aptosyn(R) (one being Tarceva with blockbuster potential), two phase II candidates in OSI-211 and CP-461 (one CP461 although earlier also with blockbuster potential), and four phase I programs in OSI-7904L, OSI-7836 and the two Pfizer candidates CP-547,632 and CP-724,714. We believe this is both a very strong pipeline and an attractively balanced pipeline with three themes, two focused on next generation therapies targeting and apoptosis and one on improved cytotoxics. It is our view that, following the closing of this transaction we will have made another significant step forward in our ongoing mission to build a truly first class cancer franchise delivering what we expect to be long-term sustained value to our shareholders. And with that rather long briefing, I'm more than happy to open up the floor to any questions.

[Operator instructions regarding how questions may be asked. There were no questions regarding the transaction.]

[Dr. Goddard]: This has been a call which of course we summarized our financial position, updated investors on the progress of our Tarceva(TM) program, but also introduced a fairly detailed brief for the acquisition agreement that we signed and announced this morning with Cell Pathways. You will be able to get a replay of this conference call as well as the content of the brief I gave you on our website in about two hours time and of course we look forward to making a series of appropriate SEC filings and proxy filings as we move the transaction forward. We are very excited about this transaction, we think it is a very important step in the progress of OSI Pharmaceuticals and we certainly thank you for your attention.